Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

March 4, 2020

To:	To:
Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Report - Demand to Exercise Rights

Tel Aviv, Israel – March 4, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (“Bezeq”) announced today that further to Bezeq’s Reports dated January 23, 2020 and January 27, 2020 concerning applications received by Bezeq from shareholders of Bezeq (the “Applicants”) regarding demands for the exercise of rights prior to the filing of derivative claims and an application for the disclosure of documents in connection with the ruling of the Anti Trust Commissioner dated September 4, 2019 concerning abuse of Bezeq’s position in the matter of passive infrastructure, a Supplementary Report is hereby provided that on March 1, 2020 Bezeq responded to the Applicants that the applications were premature and that the time had not yet arrived to discuss them, inter alia, since at this time Bezeq is working to exercise its rights in appeal proceedings against the Commissioner’s ruling.

Sincerely,
Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.